Form 10-K405, Exhibit 13
period 1996-06-30
VERILINK CORP
filed 1996-09-27
CIK 774937

                                                                    EXHIBIT 13.1


                  [LOGO-verilink corporation]
                Annual Report

         1996

CORPORATE PROFILE

Verilink Corporation develops, manufactures and markets integrated access products for telecommunications network service providers and corporate end users. The Company's Access System 2000 product line provides flexible access solutions for a broad range of network services. Verilink designed the Access System 2000 platform with modular hardware and software to enable its customers to access increased network capacity and adopt new communications services in a cost-effective manner. The Company's strategy is to continue to expand the functionality of its integrated access product line as its customers access new network services and migrate to emerging telecommunications technologies. Verilink completed an initial public offering on June 11, 1996. Its common stock is traded on the NASDAQ National Market under the symbol VRLK.



CONTENTS

Financial Highlights                             1
Letter to Our Stockholders                       2
Financial Information
   Management's Discusssion and Analysis
      of Financial Condition and Results
      of Operations                              8
   Consolidated Financial Statements            14
   Notes to Consolidated Financial Statements   18
   Report of Independent Accountants            27
   Selected Consolidated Financial Data         28
   Quarterly Financial Data                     28
   Common Stock Profile                         28
Corporate Information                           29

FINANCIAL HIGHLIGHTS

                                                 FOR THE YEAR ENDED JUNE 30,
                                                 ---------------------------
                                                          1996          1995    % CHANGE
- ----------------------------------------------------------------------------------------
(in thousands, except per share data)

Sales                                                   $41,608       $31,447        32%
Gross profit                                             21,174        14,620        45%
Income from operations                                    3,232           347       831%
Net income                                                2,716           448       506%
Net income per share                                    $  0.24       $  0.04       500%
Shares used to compute net income per share              11,367        10,676         6%
Cash and cash equivalents                               $40,542       $ 3,243      1150%
Working capital                                          45,015         5,695       690%
Total assets                                             55,218        12,617       338%
Total stockholders' equity                               47,234         7,433       535%


[GRAPHIC ]

                                                      LETTER TO OUR STOCKHOLDERS


To Our Fellow Stockholders:

         Fiscal 1996 was a particularly eventful one for Verilink, reflecting the continued expansion of the market for communications services and our ability to meet the growing demand for access to those services. We would like to tell you about some of the year's highlights that preceded our successful initial public offering in June and contributed to record sales for the year.

         We are particularly pleased to report that sales for the fiscal year ended June 30, 1996 were $41,608,000, an increase of 32 percent over the prior year's sales of $31,447,000. Net income for the year was $2,716,000, a 506 percent increase over net income of $448,000 for the previous fiscal year. Earnings per share were $.24, compared with $.04 in fiscal 1995.

         Since this is our first annual report to our stockholders as a publicly owned company, let us tell you about Verilink's business. Verilink products provide access to existing and emerging communications services. For example, when a corporate employee sends an e-mail, logs on to the Internet, or conducts a videoconference with a remote location, Verilink equipment can be involved either on the company's

                                                    Verilink provides integrated
                                                    access solutions that enable
                                                     customers to adopt emerging
                                                     communications technologies
                                                  and services as their business
                                                        needs evolve and change.

premises, or at the carrier that handles the communication. Our products are purchased both by network service providers and by large corporations for their own private networks.

GROWING NEED FOR ACCESS The market for communications services is exploding. Business users are demanding virtually instant access to more information, in more forms, wherever they are, which is intensifying the need for fast, easy access to greater and greater network bandwidth. In addition to the increased amount of information flowing over public and private networks, many emerging communications capabilities, like videoconferencing and multimedia applications, demand significantly higher bandwidth to transmit huge amounts of data. This demand for increased bandwidth and the growing use of new and existing services such as frame relay, Integrated Services Digital Network (ISDN), Switched Multimegabit Data Service (SMDS) and Asynchronous Transfer Mode (ATM) has driven the expansion of communications networks.

         Both corporations and network service providers are finding that they must manage an increasingly complex web of communications services to meet the information needs of today's businesses. Whether at the customer premises or the service provider site, this provides a costly challenge in an environment that traditionally has required individual, single-purpose

[GRAPHIC "The market for communications services is exploding." ]

[GRAPHIC "Demand for increased bandwidth... has driven the expansion of communications networks." ]

access devices for each type of communications service. For example, one piece of equipment provided access to dedicated T1 service, a second to frame relay, and so forth. Each new service needed a new dedicated access device with its own requirements for physical space, management and maintenance. It is easy to imagine the increasing complexity and cost of managing such a growing communications infrastructure.

INTEGRATED ACCESS-OUR SOLUTION Verilink's flagship product, the Access System 2000, is aimed squarely at this emerging market opportunity. The Access System 2000 provides integrated access to multiple communications services from a single, flexible platform. In place of several dedicated devices, the Access System 2000 is a single piece of equipment, a system, with individual cards for different communications services. Most important, the system is scalable; as access to a new communications service is required, the addition of a single card is generally all that is necessary.


                                                The convergence of voice, video,
                                                   multimedia and data-intensive
                                               applications creates the need for
                                                     access to increased network
                                                         bandwidth. To meet this
                                                        growing demand, Verilink
                                                   redefines intelligent network
                                                           access by offering an
                                                   expandable, modular solution.

WAN, INTERNET AND WIRELESS ACCESS The market for access devices is large and growing rapidly. Within the total access market, however, there are three specific areas-Wide Area Network (WAN) access, Internet access and wireless access-where we believe our products offer particularly attractive solutions. Industry analysts have projected that these three areas will comprise a worldwide market of nearly $10 billion by the end of the decade.

         Businesses that link Local Area Networks at different locations can rely on the Access System 2000 for WAN access. Internet Service Providers use the Access System 2000 to provide access to high-speed transmission facilities between their regional switching centers and within their backbone network infrastructures. And, the growth of wireless communications services offers yet a third opportunity for us. Specifically, the emergence of Personal Communications Services and the ability to send data over wireless networks are increasing the need for access to wireless networks. Verilink provides this access.

1996 IN REVIEW In fiscal 1996, Verilink made significant strides toward addressing the opportunities in WAN, Internet and wireless access. To provide access to new higher-speed broadband services, we added important functionality to our Access System 2000 platform. We introduced inverse multiplexing capability for T1 and E1 (international) lines, and an even higher-speed DS3 access card. This brings the number of communications services supported by the Access System 2000 to ten.

         We expanded our relationships with key customers, including MCI, CompuServe and QUALCOMM, and added significant new customers, such as Northern Telecom (Nortel) and SunGard Recovery Services Inc.

         Augmenting our executive staff, Tom Clark joined Verilink as Vice President of Engineering. Previously, Tom had been Vice President of Engineering for Larscom Incorporated. Bob Griffith, formerly Vice President of Carrier Sales at Network Equipment Technologies, Inc., joined the Company as Vice President of Sales. David Lyon, Co-founder and President of Pacific Communications Services, Inc., joined Verilink's Board of Directors, and long-time board member Howard Oringer became Chairman of the Board.

NEW PRODUCTS, NEW MARKETS While we are pleased with the milestones we reached during fiscal 1996, we are particularly excited about our plans for the future. In fiscal 1997 , we expect to introduce ISDN and ATM capabilities for the Access System 2000 and will continue our major investment in the development of new communications access solutions.

                                                      Verilink protects customer
                                                   investments in communications
                                                           networks by providing
                                                  multiple product applications,
                                                  all from a highly reliable and
                                                              flexible platform.

         To date, nearly all of our business has been from within the United States. In the future, we expect significant opportunities to emerge in international markets, and we are developing the products and building the infrastructure to address those markets. Additionally, we are expanding our sales force and distribution network to further increase and support our growing customer base.

         We believe our business prospects are exciting. Verilink has built a solid business foundation based on highly reliable products and has an experienced and motivated team in place to achieve its growth plans. Verilink is committed to continuing to offer leading-edge communications access solutions.

         In closing, we would like to take this opportunity to thank our stockholders, customers, suppliers and dedicated employees for their support and contribution to the success of Verilink.




/s/ Steven C. Taylor              /s/ Leigh S. Belden
- --------------------              -------------------
Steven C. Taylor                  Leigh S. Belden
Founder,  Vice Chairman &         Founder,
Chief Technical Officer           President & CEO

[PICTURE FLUSH RIGHT OF SIGNATURES - Steven C. Taylor & Leigh S. Belden]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         OVERVIEW

         Over the past several years, Verilink has transitioned its business from supplying single-purpose network access and termination equipment to supplying integrated network access systems. From its inception in December 1982 through fiscal 1988, Verilink engaged primarily in the development, marketing and support of T1 data service units, channel service units and diagnostic equipment. In fiscal 1989, the Company began the design of its integrated access product line, the Access System 2000. Since fiscal 1990, the Company has committed significant resources to expand the features and functionality of the Access System 2000 product line.These efforts now represent nearly all of the Company's product development activities. In fiscal 1992, the Company introduced its first Access System 2000 product application. Sales related to the Company's Access System 2000 product line represented 70%, 53% and 43% of total sales in fiscal 1996, 1995 and 1994, respectively. Sales of Access System 2000 products, including recently developed applications, are expected to represent an increasing percentage of future sales.

              The Company's business is characterized by the concentration of sales to a limited number of customers. Sales to the Company's top five customers accounted for 64%, 47% and 46% of sales in fiscal 1996, 1995 and 1994, respectively. These customers are network service providers
         (NSPs) and resellers. Sales to NSPs generally relate to the deployment of equipment for specific projects. Sales for these projects are often difficult to forecast due to a relatively long sales cycle and acceleration or delays in the timing of such projects. The Company has experienced fluctuations in both annual and quarterly sales due to the timing of receipt of customer orders and decisions by major customers to cease marketing, purchasing and reselling the Company's products. Since the Company continues to have significant sales to a small number of customers, similar sales fluctuations may occur in the future.

              The Company sells its products primarily in the United States to NSPs through a direct sales force and through a variety of resellers, including original equipment manufacturers (OEMs), value added resellers (VARs) and distributors. To date, international sales have not been significant. The Company intends to expand the marketing of its products generally and to commence sales outside the United States.

RESULTS OF OPERATIONS

The following table sets forth certain consolidated statement of operations data as a percentage of sales for the periods indicated:

                                                     YEAR ENDED JUNE 30,
                                               -------------------------------
                                                1996         1995         1994
                                               -------------------------------

Sales                                          100.0%       100.0%       100.0%
Cost of sales                                   49.1         53.5         51.7
                                               -------------------------------
      Gross margin                              50.9         46.5         48.3
                                               -------------------------------
Operating expenses:
   Research and development                     16.8         20.6         16.4
   Selling, general and administrative          26.3         24.8         24.1

      Total operating expenses                  43.1         45.4         40.5
                                               -------------------------------
Income from operations                           7.8          1.1          7.8
Interest and other income, net                   0.3          0.4          0.1
                                               -------------------------------
Income before income taxes                       8.1          1.5          7.9
Provision for income taxes                       1.6          0.1          1.7
                                               -------------------------------
Net income                                       6.5%         1.4%         6.2%
                                               ===============================

The following table summarizes sales by product line for the periods indicated:

                                                          YEAR ENDED JUNE 30,
                                                -------------------------------------
                                                   1996           1995           1994
                                                -------------------------------------

Sales:
Access System 2000                              $29,261        $16,519        $15,881
Other products and services                      12,347         14,928         20,652
                                                -------------------------------------
Total                                           $41,608        $31,447        $36,533
                                                =====================================
Access System 2000, as a percent of total            70%            53%            43%
                                                =====================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         FISCAL YEARS ENDED JUNE 30, 1996 AND 1995
         Sales Sales in fiscal 1996 increased by 32% to $41.6 million as compared with sales of $31.4 million in fiscal 1995. This was due to an increase of 77% in sales of Access System 2000 products resulting primarily from increased sales to MCI and CompuServe associated with expansion of their networks, as well as the initial shipment of a new product for Personal Communications Service applications. The increase in sales between fiscal 1996 and 1995 was offset in part by a decline in sales of non-Access System 2000 products of 17%, or $2.6 million, primarily due to reduced sales by resellers. The Company has not made significant investment in the development of non-Access System 2000 products during recent years and consequently expects such sales to further decline as a percentage of sales.

              During fiscal 1996, sales to MCI, CompuServe and the Company's top five customers in total accounted for 29%, 18% and 64% of sales, respectively. Sales to MCI, CompuServe and the Company's top five customers in total accounted for 14%, 14% and 47%, respectively, of sales during fiscal 1995.

         Gross Profit Gross profit in fiscal 1996 increased by 45% to $21.2 million, as compared with gross profit of $14.6 million in fiscal 1995. This increase was primarily due to increased sales volume as well as lower per unit component costs for the Access System 2000. Gross margin increased from 47% to 51% between these two periods, due to improved material costs for Access System 2000 products and lower manufacturing overhead expenses, as a percentage of sales, due to greater sales volume.

         Research and Development Research and development expenses consist primarily of salaries and other personnel-related expenses, material costs for development of product prototypes, equipment depreciation, facility expenses and spending related to outside consultants. Research and development expenses increased by 8%, to $7.0 million in fiscal 1996, as compared to $6.5 million in fiscal 1995, primarily due to the addition of personnel and related expenses, but decreased as a percentage of sales to 17% from 21% over the same period due to increased sales volume. The Company believes that a significant level of investment in product research and development is required to remain competitive and, accordingly, anticipates that research and development expenses in fiscal 1997 will increase from fiscal 1996 levels. All research and development costs have been charged to operation as incurred.

         Selling, General and Administrative Selling, general and administrative expenses consist primarily of personnel-related expenses, travel, advertising, promotion and outside professional services. Personnel-related expenses include salaries, sales commissions, bonuses and profit-sharing. Selling, general and administrative expenses increased by 40%, to $10.9 million in fiscal 1996, as compared to $7.8 million in fiscal 1995, primarily due to incentive compensation, including commissions and the amortization of deferred compensation expense related to the Company's stock option plan.

         As a percentage of sales, selling, general and administrative expenses increased to 26% in fiscal 1996 from 25% in fiscal 1995. The Company expects selling, general and administrative expenses to increase in amount in the future due to expenses associated with an increased sales force and the legal, accounting and administrative expenses associated with public company reporting requirements.

         Provision for Income Taxes The provision for income taxes of $663,000 in fiscal 1996 represented an effective tax rate of 20%. The effective tax rate was less than the combined federal and state statutory rates primarily due to the recognition of previously reserved deferred tax assets based on carryback capacity and, to a lesser extent, expectations of future income in the next twelve months. The provision for income taxes of $40,000 in fiscal 1995 represented minimum state income and franchise taxes.

         FISCAL YEARS ENDED JUNE 30, 1995 AND 1994
         Sales Sales decreased 14% to $31.4 million in fiscal 1995 from $36.5 million in fiscal 1994, primarily due to the decrease in sales of non-Access System 2000 products, including a $3.4 million decrease in sales to AT&T Paradyne. Sales of the Company's single purpose network access products to AT&T Paradyne declined to 2% of sales in fiscal 1995 from 11% of sales in fiscal 1994, due to the decision by AT&T Paradyne to focus its sales efforts on competing products developed within the AT&T organization. Sales of Access System 2000 products increased by the net amount of $638,000, which included a decrease in sales to MCI of $3.0 million. During fiscal 1995 and 1994, sales to MCI accounted for 14% and 20%, respectively, of the Company's sales. In addition, CompuServe accounted for 14% of the Company's sales during fiscal 1995.

         Gross Profit Gross profit decreased 17% to $14.6 million in fiscal 1995 from $17.6 million in fiscal 1994, primarily due to the decrease in sales volume. Gross margin declined to 47% in fiscal 1995 from 48% in fiscal 1994 due to changes in product mix and a higher rate of manufacturing overhead expenses as a result of the reduced sales level, even though such expenses declined in amount.

         Research and Development Research and development expenses increased by 9% to $6.5 million in fiscal 1995 from $6.0 million in fiscal 1994, primarily due to material costs for development of product prototypes.

         Selling, General and Administrative Selling, general and administrative expenses declined by 12% to $7.8 million in fiscal 1995 from $8.8 million in fiscal 1994, primarily due to a reduction in profit-sharing expenses, which was partially offset by increased personnel-related expenses as a result of staff additions, primarily in sales and marketing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Provision for Income Taxes During fiscal 1995, the Company recorded a tax provision of $40,000, representing minimum state income and franchise taxes. During fiscal 1994, the Company recorded a provision for income taxes of $630,000, or 22% of income before taxes, which included a tax benefit of $659,000 related to a reduction in the valuation allowance for deferred tax assets.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company raised $36.8 million through its initial public offering of common stock in June 1996. Prior to the offering, the primary source of financing for the Company had been cash flow from operations. In addition, the Company had used proceeds from the private sale of equity securities and bank borrowings to support its operations, acquire capital equipment and finance inventory and accounts receivable growth.

              During fiscal 1996, net cash provided by operating activities was $1.7 million, primarily due to increased profitability. During fiscal 1995, net cash used in operating activities was $2.0 million, primarily due to the payment of accrued compensation expense. Net cash provided by operating activities during fiscal 1994 totaled $6.2 million.

              The Company made capital expenditures of approximately $958,000, $782,000 and $861,000 in fiscal 1996, 1995 and 1994, respectively, primarily for the purchase of computers and test equipment. The Company expects to incur capital expenditures of approximately $3.0 to $4.0 million in fiscal 1997, primarily for leasehold improvements and computer and test equipment.

              The Company believes that cash generated from the proceeds of its initial public offering, other available funds and anticipated cash flows from operations will satisfy the Company's working capital and capital expenditure requirements through at least the next twelve months. However, there can be no assurance that future events will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available on terms acceptable to the Company, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The statements contained in this annual report which are not purely historical are forward looking statements, including statements regarding the Company's expectations, hopes or intentions regarding the future. Forward looking statements include statements regarding the future of the network access and telecommunications equipment industries and Verilink's strategy under the heading "Letter to Our Stockholders"; statements regarding Verilink's liquidity, anticipated cash needs and availability, anticipated expense levels, expected sales of Access System 2000 products as a percentage of future sales, and Verilink's intention to expand marketing efforts and commence sales outside the United States under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." All forward looking statements included in this document are made as of the date hereof, based on information available to the Company as of the date hereof, and Verilink assumes no obligation to update any forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements.

   Among the factors that could cause the Company's actual quarterly and year-to-year operating results to differ materially are the following: competition; the mix of products sold; the Company's success in developing, introducing and shipping new products; the Company's dependence on single or limited source suppliers for certain components used in its products; price reductions for the Company's products; the timing of orders from and shipments to customers; and general economic conditions. As previously noted, a small number of customers have accounted for a majority of the Company's sales. Loss of, or a material reduction in orders by, one or more of these customers would materially adversely affect the Company's business, financial condition and results of operations. The Company believes competition in the integrated access portion of the telecommunications industry will increase significantly in the future and could adversely affect the Company's business, results of operations and financial condition. The Company expects that its gross margins could be adversely affected in future periods by price adjustments as a result of increased competition. The Company typically operates with a relatively small backlog. As a result, quarterly sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received within the quarter, which are difficult to forecast. A significant portion of the Company's expense levels is relatively fixed and difficult to reduce in the short term. If sales are below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. The Company may also increase spending in response to competition or to pursue new market opportunities. Accordingly, there can be no assurance that the Company will be able to sustain profitability. You should consult the risk factors which shall be listed from time to time in the Company's reports on SEC forms 10-K, 10-Q and 8-K.

CONSOLIDATED BALANCE SHEETS



                                                                                 JUNE 30,
                                                                        ------------------------
                                                                            1996            1995
- ------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)

ASSETS
Current assets:
   Cash and cash equivalents                                            $ 40,542        $  3,243
   Accounts receivable, net of allowance of $76 for each date              6,182           3,913
   Inventories                                                             4,952           2,720
   Deferred tax assets                                                       815             411
   Other current assets                                                      508             592
                                                                        ------------------------
      Total current assets                                                52,999          10,879
Property and equipment, net                                                1,530           1,418
Deferred tax assets                                                          613             248
Other assets                                                                  76              72
                                                                        ------------------------
                                                                        $ 55,218        $ 12,617
                                                                        ========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                     $  2,199        $  1,303
   Accrued expenses                                                        4,945           3,440
   Income taxes payable                                                      840             269
   Current portion of long-term debt                                          --             172
                                                                        ------------------------
      Total current liabilities                                            7,984           5,184
                                                                        ------------------------
Commitments (Note 10)

Stockholders' equity:
   Preferred stock, $0.01 par value; 1,000,000 shares authorized;
      no shares issued and outstanding                                        --              --
   Common Stock, $0.01 par value; 40,000,000 shares authorized;
      13,122,833 and 9,519,512 shares issued and outstanding                 131              95
   Additional paid-in capital                                             42,432           3,894
   Notes receivable from stockholders                                     (1,445)           (850)
   Treasury stock; 3,352,710 shares of Common Stock at cost
      for each date                                                       (7,320)         (7,320)
   Deferred compensation related to stock options                           (816)             --
   Retained earnings                                                      14,252          11,614
                                                                        ------------------------
      Total stockholders' equity                                          47,234           7,433
                                                                        ------------------------
                                                                        $ 55,218        $ 12,617
                                                                        ========================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            YEAR ENDED JUNE 30,
                                                  -----------------------------------
                                                     1996          1995          1994
- -------------------------------------------------------------------------------------
(in thousands, except per share data)

Sales                                             $41,608       $31,447       $36,533
Cost of sales                                      20,434        16,827        18,886
                                                  -----------------------------------
   Gross profit                                    21,174        14,620        17,647
                                                  -----------------------------------
Operating expenses:
   Research and development                         7,004         6,484         5,975
   Selling, general and administrative             10,938         7,789         8,803
                                                  -----------------------------------
   Total operating expenses                        17,942        14,273        14,778
                                                  -----------------------------------
Income from operations                              3,232           347         2,869
Interest and other income, net                        147           141            24
                                                  -----------------------------------
Income before income taxes                          3,379           488         2,893
Provision for income taxes                            663            40           630
                                                  -----------------------------------
Net income                                        $ 2,716       $   448       $ 2,263
                                                  ===================================
Net income per share                              $  0.24       $  0.04       $  0.23
                                                  ===================================
Shares used to compute net income per share        11,367        10,676         9,900
                                                  ===================================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED JUNE 30,
                                                                ----------------------------------------
                                                                    1996            1995            1994
- --------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
   Net income                                                   $  2,716        $    448        $  2,263
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                                  846             977           1,121
      Deferred income taxes                                         (769)             --            (659)
      Deferred compensation related to stock options                 357              --              --
      Accrued interest on notes receivable
         from stockholders                                           (18)             --              --
      Changes in assets and liabilities:
         Accounts receivable                                      (2,269)         (1,381)            970
         Inventories                                              (2,232)            409             832
         Other assets                                                 80             271            (311)
         Accounts payable                                            896            (236)           (575)
         Accrued expenses                                          1,505          (2,645)          2,519
         Income taxes payable                                        628             182              87
                                                                ----------------------------------------
            Net cash provided by (used in)
                 operating activities                              1,740          (1,975)          6,247
                                                                ----------------------------------------
Cash flows from investing activities for purchases of
   property and equipment                                           (958)           (782)           (861)
                                                                ----------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of Common Stock, net                    36,872               5               1
   Repurchase of Common Stock                                       (183)             (8)            (13)
   Repayment of long-term debt                                      (172)           (158)           (144)
                                                                ----------------------------------------
      Net cash provided by (used in) financing activities         36,517            (161)           (156)
                                                                ----------------------------------------
Net increase (decrease) in cash and cash equivalents              37,299          (2,918)          5,230
Cash and cash equivalents at beginning of year                     3,243           6,161             931
                                                                ----------------------------------------
Cash and cash equivalents at end of year                        $ 40,542        $  3,243        $  6,161
                                                                ========================================
Supplemental disclosures:
   Cash paid for interest                                       $      8        $     29        $     52
   Cash paid (refund) for income taxes                          $    805        $   (142)       $  1,141

Supplemental disclosure of noncash financing activities:
   Common stock issued for notes receivable                     $    577        $     --        $    850
   Tax benefit of stock options                                 $     57        $     --        $     --

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         NOTES
                                              COMMON STOCK         ADDITIONAL       RECEIVABLE
                                           -------------------        PAID-IN             FROM      TREASURY
                                              SHARES    AMOUNT        CAPITAL     STOCKHOLDERS         STOCK
- ------------------------------------------------------------------------------------------------------------
(in thousands, except share data)

Balance at June 30, 1993                   7,844,140     $  78       $  3,066         $     --       $(7,314)
Issuance of Common Stock                   1,700,000        17            833             (850)           --
Issuance of Common Stock under
   stock option plans                          1,500        --              1               --            --
Repurchase of 12,612 shares of
   Common Stock for treasury                 (12,612)       --             --               --            (6)
Repurchase and retirement of shares
   of Common Stock                           (14,076)       --             (6)              --            --
Net income                                        --        --             --               --            --
                                          ------------------------------------------------------------------
Balance at June 30, 1994                   9,518,952        95          3,894             (850)       (7,320)
Issuance of Common Stock under
   stock option plans                         10,162        --              5               --            --
Repurchase and retirement of shares
   of Common Stock                            (9,602)       --             (5)              --            --
Net income                                        --        --             --               --            --
                                          ------------------------------------------------------------------
Balance at June 30, 1995                   9,519,512        95          3,894             (850)       (7,320)
Issuance of Common Stock in initial
   public offering, net                    2,555,000        25         36,742               --            --
Issuance of Common Stock under
   stock option plans                      1,258,711        13            669             (577)           --
Repurchase and retirement of shares
   of Common Stock                          (210,390)       (2)          (103)              --            --
Deferred compensation related to
   stock options                                  --        --          1,173               --            --
Amortization of deferred compensation             --        --             --               --            --
Accrued interest on notes receivable
   from stockholders                              --        --             --              (18)           --
Tax benefit of stock options                      --        --             57               --            --
Net income                                        --        --             --               --            --
                                          ------------------------------------------------------------------
Balance at June 30, 1996                  13,122,833     $ 131       $ 42,432         $ (1,445)      $(7,320)
                                          ==================================================================

                                                DEFERRED
                                            COMPENSATION
                                                 RELATED
                                                TO STOCK       RETAINED
                                                 OPTIONS       EARNINGS          TOTAL
- --------------------------------------------------------------------------------------
(in thousands, except share data)

Balance at June 30, 1993                         $    --       $  8,907       $  4,737
Issuance of Common Stock                              --             --             --
Issuance of Common Stock under
   stock option plans                                 --             --              1
Repurchase of 12,612 shares of
   Common Stock for treasury                          --             --             (6)
Repurchase and retirement of shares
   of Common Stock                                    --             (1)            (7)
Net income                                            --          2,263          2,263
                                                 -------------------------------------
Balance at June 30, 1994                              --         11,169          6,988
Issuance of Common Stock under
   stock option plans                                 --             --              5
Repurchase and retirement of shares
   of Common Stock                                    --             (3)            (8)
Net income                                            --            448            448
                                                 -------------------------------------
Balance at June 30, 1995                              --         11,614          7,433
Issuance of Common Stock in initial
   public offering, net                               --             --         36,767
Issuance of Common Stock under
   stock option plans                                 --             --            105
Repurchase and retirement of shares
   of Common Stock                                    --            (78)          (183)
Deferred compensation related to
   stock options                                  (1,173)            --             --
Amortization of deferred compensation                357             --            357
Accrued interest on notes receivable
   from stockholders                                  --             --            (18)
Tax benefit of stock options                          --             --             57
Net income                                            --          2,716          2,716
                                                 -------------------------------------
Balance at June 30, 1996                         $  (816)      $ 14,252       $ 47,234
                                                 =====================================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

         The Company Verilink Corporation (the "Company"), a Delaware Corporation, was incorporated in 1982 to manufacture and market equipment for use by telecommunication network service providers and their corporate customers.

         Certain equity transactions In April 1996, the Company's Board of Directors approved a two-for-one stock split of the Company's Common Stock. All applicable share and per share amounts of Common Stock have been retroactively adjusted to reflect the stock split.

         Management estimates and assumptions The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Basis of presentation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary in the United Kingdom. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Sunday nearest June 30. For purposes of financial statement presentation, each fiscal year is considered to have ended on June 30. Fiscal 1996 and 1995 comprised 52 weeks and fiscal 1994 comprised 53 weeks.

         Foreign currency The functional currency of the Company's foreign subsidiary is the local currency. The balance sheet accounts are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Revenues, costs and expenses are translated into United States dollars at average rates for the period. Gains and losses resulting from translation are accumulated as a component of stockholders' equity and to date have not been material. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during any of the periods presented.

         Cash and cash equivalents The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

         Inventories Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

         Property and equipment Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term.

         Revenue recognition   Revenues from the sale of products are recognized
         upon shipment to customers. The following table summarizes the percentage of total sales for customers accounting for more than 10% of the Company's sales:

                                                   YEAR ENDED JUNE 30,
                                            --------------------------------
                                            1996         1995           1994
- ----------------------------------------------------------------------------

MCI Communications Corporation                29%          14%            20%
CompuServe Corporation                        18%          14%            --
AT&T Paradyne Corporation                     --           --             11%

Concentrations of credit risk   Financial instruments that potentially subject
the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents primarily in market rate accounts, treasury bills and commercial paper. The Company's trade accounts receivable are derived from sales to customers primarily in the United States. The Company performs credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains reserves for potential credit losses and historically such losses have been immaterial.

Research and development costs   Research and development costs are expensed as
incurred.

Software development costs   Software development costs are included in research
and development and are expensed as incurred. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs incurred subsequent to the date technological feasibility is established, which the Company defines as the completion of a working model, and prior to the date the product is generally available for sale. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current sales to total projected product sales, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Warranty   The estimated costs of fulfilling product warranties are accrued at the time the related sale is recorded.

Income taxes   A deferred income tax liability or asset, net of valuation allowance, is established for the expected future tax consequences resulting from the differences between the financial reporting and income tax bases of the Company's assets and liabilities and from tax credit carryforwards.