Form 10-K405/A, Exhibit 13
period 1996-06-30
VERILINK CORP
filed 1997-04-15
CIK 774937

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



CONTENTS

Financial Highlights                             1
Letter to Our Stockholders                       2
Financial Information
   Management's Discusssion and Analysis
      of Financial Condition and Results
      of Operations                              8
   Consolidated Financial Statements            14
   Notes to Consolidated Financial Statements   18
   Report of Independent Accountants            27
   Selected Consolidated Financial Data         28
   Quarterly Financial Data                     28
   Common Stock Profile                         28
Corporate Information                           29

FINANCIAL HIGHLIGHTS

                                                 FOR THE YEAR ENDED JUNE 30,
                                                 ---------------------------
                                                          1996          1995    % CHANGE
----------------------------------------------------------------------------------------
(in thousands, except per share data)

Sales                                                   $41,608       $31,447        32%
Gross profit                                             21,174        14,620        45%
Income from operations                                    3,232           347       831%
Net income                                                2,716           448       506%
Net income per share                                    $  0.24       $  0.04       500%
Shares used to compute net income per share              11,367        10,676         6%
Cash and cash equivalents                               $40,542       $ 3,243      1150%
Working capital                                          45,015         5,695       690%
Total assets                                             55,218        12,617       338%
Total stockholders' equity                               47,234         7,433       535%


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




/s/ Steven C. Taylor              /s/ Leigh S. Belden
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

CONSOLIDATED BALANCE SHEETS



                                                                                 JUNE 30,
                                                                        ------------------------
                                                                            1996            1995
------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)

ASSETS
Current assets:
   Cash and cash equivalents                                            $ 40,542        $  3,243
   Accounts receivable, net of allowance of $76 for each date              6,182           3,913
   Inventories                                                             4,952           2,720
   Deferred tax assets                                                       815             411
   Other current assets                                                      508             592
                                                                        ------------------------
      Total current assets                                                52,999          10,879
Property and equipment, net                                                1,530           1,418
Deferred tax assets                                                          613             248
Other assets                                                                  76              72
                                                                        ------------------------
                                                                        $ 55,218        $ 12,617
                                                                        ========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                     $  2,199        $  1,303
   Accrued expenses                                                        4,945           3,440
   Income taxes payable                                                      840             269
   Current portion of long-term debt                                          --             172
                                                                        ------------------------
      Total current liabilities                                            7,984           5,184
                                                                        ------------------------
Commitments (Note 10)

Stockholders' equity:
   Preferred stock, $0.01 par value; 1,000,000 shares authorized;
      no shares issued and outstanding                                        --              --
   Common Stock, $0.01 par value; 40,000,000 shares authorized;
      13,122,833 and 9,519,512 shares issued and outstanding                 131              95
   Additional paid-in capital                                             42,432           3,894
   Notes receivable from stockholders                                     (1,445)           (850)
   Treasury stock; 3,352,710 shares of Common Stock at cost
      for each date                                                       (7,320)         (7,320)
   Deferred compensation related to stock options                           (816)             --
   Retained earnings                                                      14,252          11,614
                                                                        ------------------------
      Total stockholders' equity                                          47,234           7,433
                                                                        ------------------------
                                                                        $ 55,218        $ 12,617
                                                                        ========================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            YEAR ENDED JUNE 30,
                                                  -----------------------------------
                                                     1996          1995          1994
-------------------------------------------------------------------------------------
(in thousands, except per share data)

Sales                                             $41,608       $31,447       $36,533
Cost of sales                                      20,434        16,827        18,886
                                                  -----------------------------------
   Gross profit                                    21,174        14,620        17,647
                                                  -----------------------------------
Operating expenses:
   Research and development                         7,004         6,484         5,975
   Selling, general and administrative             10,938         7,789         8,803
                                                  -----------------------------------
   Total operating expenses                        17,942        14,273        14,778
                                                  -----------------------------------
Income from operations                              3,232           347         2,869
Interest and other income, net                        147           141            24
                                                  -----------------------------------
Income before income taxes                          3,379           488         2,893
Provision for income taxes                            663            40           630
                                                  -----------------------------------
Net income                                        $ 2,716       $   448       $ 2,263
                                                  ===================================
Net income per share                              $  0.24       $  0.04       $  0.23
                                                  ===================================
Shares used to compute net income per share        11,367        10,676         9,900
                                                  ===================================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED JUNE 30,
                                                                ----------------------------------------
                                                                    1996            1995            1994
--------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
   Net income                                                   $  2,716        $    448        $  2,263
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                                  846             977           1,121
      Deferred income taxes                                         (769)             --            (659)
      Deferred compensation related to stock options                 357              --              --
      Accrued interest on notes receivable
         from stockholders                                           (18)             --              --
      Changes in assets and liabilities:
         Accounts receivable                                      (2,269)         (1,381)            970
         Inventories                                              (2,232)            409             832
         Other assets                                                 80             271            (311)
         Accounts payable                                            896            (236)           (575)
         Accrued expenses                                          1,505          (2,645)          2,519
         Income taxes payable                                        628             182              87
                                                                ----------------------------------------
            Net cash provided by (used in)
                 operating activities                              1,740          (1,975)          6,247
                                                                ----------------------------------------
Cash flows from investing activities for purchases of
   property and equipment                                           (958)           (782)           (861)
                                                                ----------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of Common Stock, net                    36,872               5               1
   Repurchase of Common Stock                                       (183)             (8)            (13)
   Repayment of long-term debt                                      (172)           (158)           (144)
                                                                ----------------------------------------
      Net cash provided by (used in) financing activities         36,517            (161)           (156)
                                                                ----------------------------------------
Net increase (decrease) in cash and cash equivalents              37,299          (2,918)          5,230
Cash and cash equivalents at beginning of year                     3,243           6,161             931
                                                                ----------------------------------------
Cash and cash equivalents at end of year                        $ 40,542        $  3,243        $  6,161
                                                                ========================================
Supplemental disclosures:
   Cash paid for interest                                       $      8        $     29        $     52
   Cash paid (refund) for income taxes                          $    805        $   (142)       $  1,141

Supplemental disclosure of noncash financing activities:
   Common stock issued for notes receivable                     $    577        $     --        $    850
   Tax benefit of stock options                                 $     57        $     --        $     --

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         NOTES
                                              COMMON STOCK         ADDITIONAL       RECEIVABLE
                                           -------------------        PAID-IN             FROM      TREASURY
                                              SHARES    AMOUNT        CAPITAL     STOCKHOLDERS         STOCK
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
                                          ==================================================================

                                                DEFERRED
                                            COMPENSATION
                                                 RELATED
                                                TO STOCK       RETAINED
                                                 OPTIONS       EARNINGS          TOTAL
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

         Revenue recognition   Revenues from the sale of products are recognized
         upon shipment to customers. The following table summarizes the percentage of total sales for customers accounting for more than 10% of the Company's sales:

                                                   YEAR ENDED JUNE 30,
                                            --------------------------------
                                            1996         1995           1994
----------------------------------------------------------------------------

MCI Communications Corporation                29%          14%            20%
CompuServe Corporation                        18%          14%            --
AT&T Paradyne Corporation                     --           --             11%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Net income per share Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is antidilutive, except that, pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares (using the treasury stock method and the initial public offering price) issued subsequent to March 31, 1995 through June 10, 1996 have been included in the computation as if they were outstanding for all periods through the effective date of the Company's initial public offering.

         Recently issued accounting pronouncement In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." The Company's adoption of SFAS 123 in fiscal 1997 will not have any effect on the Company's financial position or results of operations, as the Company intends to continue to measure compensation cost of stock option plans using the intrinsic value based method.

NOTE 2 INITIAL PUBLIC OFFERING

         In June 1996, the Company completed an initial public offering and issued 2,555,000 shares of its Common Stock to the public at a price of $16.00 per share. The Company realized proceeds of approximately $36.8 million, net of underwriting discounts, commissions and other offering costs.

NOTE 3 DETAILS OF BALANCE SHEET COMPONENTS


                                                               JUNE 30,
                                                        -------------------
                                                           1996        1995
         ------------------------------------------------------------------
         (in thousands)

         Inventories:
         Raw materials                                  $ 2,999     $ 2,015
         Work-in-process                                    831         385
         Finished goods                                   1,780       1,139
                                                        -------------------
                                                          5,610       3,539
         Less inventory reserves                           (658)       (819)
                                                        -------------------
                                                        $ 4,952     $ 2,720
                                                        ===================

                                                                 JUNE 30,
                                                           -------------------
                                                              1996        1995
         ---------------------------------------------------------------------
         (in thousands)

         Property and equipment:
         Furniture, fixtures and office equipment          $ 5,179     $ 4,813
         Machinery and equipment                             2,513       2,036
         Leasehold improvements                                533         517
                                                           -------------------
                                                             8,225       7,366
         Less accumulated depreciation and amortization     (6,695)     (5,948)
                                                           -------------------
                                                           $ 1,530     $ 1,418
                                                           ===================
         Accrued expenses:
         Compensation and related benefits                 $ 1,673     $ 1,225
         Warranty                                              743         598
         Commissions                                           435         148
         Other                                               2,094       1,469
                                                           -------------------
                                                           $ 4,945     $ 3,440
                                                           ===================

NOTE 4 LINE OF CREDIT

         In April 1996, the Company entered into a line-of-credit agreement with a bank which provides for borrowings of up to $2,000,000. Borrowings under the agreement are limited to a specified percentage of eligible accounts receivable. Interest on borrowings is set at the bank's prime rate (8.25% at June 30, 1996). Borrowings under the line of credit are secured by substantially all of the Company's assets. Among other provisions, the Company is required to maintain certain financial covenants and annual profitability. In addition, payment of cash dividends is prohibited without the bank's consent. The line-of-credit agreement expires in April 1997. At June 30, 1996, no borrowings were outstanding under the line-of-credit agreement.

NOTE 5 LONG-TERM DEBT

         In connection with the June 30, 1991 repurchase of Common Stock from a stockholder, the Company issued a five-year subordinated note payable for $730,000, bearing interest at 8.5%, with principal and interest due in sixty equal monthly installments beginning in July 1991 through June 1996. The note was repaid as of June 30, 1996.

NOTE 6 COMMON STOCK

         During fiscal 1996, 1995 and 1994, the Company repurchased 210,390, 9,602 and 26,688 shares of Common Stock, respectively, at prices ranging from $0.50 to $2.17 per share. Of the shares repurchased, 42,612 shares are held in treasury at cost and the remaining shares were retired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              In September 1993, the Company issued 1,600,000 shares of Common Stock to one of the Company's principal stockholders and 100,000 shares to one of its officers in exchange for notes totaling $850,000. These notes bear interest at 5% per annum and are due in September 1998, and $800,000 of these notes is secured by 80,000 shares of the Company's Common Stock and $50,000 is secured by a deed of trust.

              During the period of November 1995 through February 1996, the Company made loans totaling $577,000 to certain executives, employees and directors pursuant to the Company's 1993 Stock Option Plan. The loans are secured by 1,046,500 shares of the Company's Common Stock, have a five-year term and bear interest at 5% per annum. Principal plus accrued interest is repayable at maturity.

              In connection with a stock purchase agreement in June 1985, as amended in 1990, certain rights were ascribed to an investor. These rights included, among other things, the right to acquire a proportionate share of any future issuances of Common Stock or its equivalent. This right expired on the effective date of the initial public offering of the Company's Common Stock.

         The provision for income taxes consists of the following (in thousands):

NOTE 7 INCOME TAXES

                                                      YEAR ENDED JUNE 30,
                                            -----------------------------------
                                               1996          1995          1994
         ----------------------------------------------------------------------

         Current:
            Federal                         $ 1,350       $    --       $ 1,172
            State                                82            40           117
                                            -----------------------------------
                                              1,432            40         1,289
                                            -----------------------------------
         Deferred:
            Federal                            (240)           --          (659)
            State                              (529)           --            --
                                            -----------------------------------
                                               (769)           --          (659)
                                            -----------------------------------
                                            $   663       $    40       $   630
                                            ===================================

         The tax provision reconciles to the amount computed by multiplying income before tax by the U.S. federal statutory rate of 34% as follows:

                                                                       YEAR ENDED JUNE 30,
                                                                  -----------------------------
                                                                   1996        1995        1994
         --------------------------------------------------------------------------------------
         Provision at statutory rate                               34.0%       34.0%       34.0%
         State taxes, net of federal benefit                        5.8         5.3         6.1
         Change in valuation allowance                            (30.8)      (22.5)      (25.4)
         Disallowance of research and development credits           5.4        --          --
         Permanent differences                                      4.6         4.5         0.3
         Other                                                      0.6       (13.1)        6.8
                                                                  -----------------------------
                                                                   19.6%        8.2%       21.8%
                                                                  =============================

         Deferred tax assets comprise the following (in thousands):

                                                                        JUNE 30,
                                                                  ------------------
                                                                     1996       1995

         Research and development credit carryforwards            $   179    $   295
         Inventory reserves                                           282        350
         Warranty                                                     190        255
         Other reserves and accruals                                  210        230
         Depreciation                                                 424        398
         Other                                                        143        173
                                                                  ------------------
         Total deferred tax assets                                  1,428      1,701
         Valuation allowance                                           --     (1,042)
                                                                  ------------------
         Net deferred tax assets                                  $ 1,428    $   659
                                                                  ==================

         At June 30, 1996, the Company had credit carryforwards of $179,000 available to offset future income; such carryforwards expire from 2003 to 2011. Net deferred tax assets as of June 30, 1996 were based on the Company's carryback capacity and, to a lesser extent, expected future income in the next twelve months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 EMPLOYEE BENEFIT PLANS

         The 1993 Stock Option Plan (the "1993 Plan") was approved by the Board of Directors in March 1993. During fiscal 1996, the 1989 Directors Stock Option Plan (the "1989 Plan") was terminated and all options outstanding and available for grant under the 1989 Plan were incorporated into the 1993 Plan. As of June 30, 1996, a total of 3,300,000 shares of Common Stock had been reserved for issuance under the 1993 Plan to eligible employees, officers, directors, independent contractors and consultants upon the exercise of incentive stock options (ISOs) and nonqualified stock options (NSOs). Options granted under the 1993 Plan are for periods not to exceed ten years and must be issued at prices not less than 100% and 85% for ISOs and NSOs, respectively, of the fair market value of the stock on the date of grant. Options granted under the 1993 Plan are exercisable immediately and generally vest 25% after one year and 1/48th of the total grant monthly thereafter, provided that the optionee remains continuously employed by the Company. Upon cessation of employment for any reason, the Company has the option to repurchase all unvested shares of Common Stock issued upon exercise of an option at a repurchase price equal to the exercise price of such shares. Options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant as determined by the Board. Options to purchase 214,421 shares were vested as of June 30, 1996.

         Activity under the 1993 Plan is as follows:

                                                  SHARES
                                               AVAILABLE         OPTIONS
                                               FOR GRANT     OUTSTANDING    PRICE PER SHARE
         ----------------------------------------------------------------------------------
         Balance at June 30, 1993              1,614,044       1,185,956        $1.00-$2.18
         Granted                              (2,576,000)      2,576,000              $0.50
         Exercised                                    --          (1,500)             $0.50
         Canceled                              2,214,456      (2,214,456)       $0.50-$2.18
                                              --------------------------
         Balance at June 30, 1994              1,252,500       1,546,000              $0.50
         Granted                                (279,000)        279,000        $0.50-$0.80
         Exercised                                    --         (10,162)             $0.50
         Canceled                                137,854        (137,854)       $0.50-$0.80
                                              --------------------------
         Balance at June 30, 1995              1,111,354       1,676,984        $0.50-$0.80
         Approved                                500,000              --                 --
         Granted                              (1,057,600)      1,057,600        $0.80-$7.50
         Exercised                                    --      (1,258,711)       $0.50-$0.88
         Canceled                                147,997        (147,997)       $0.50-$5.00
                                              --------------------------
         Balance at June 30, 1996                701,751       1,327,876        $0.50-$7.50
                                              ==========================

              The Company has recorded compensation expense for the difference between the grant price and deemed fair market value of the Company's Common Stock for options granted in January and February 1996. Such compensation expense was approximately $357,000 for fiscal 1996 and will aggregate approximately $1,173,000 over the vesting period of four years.

              In April 1996, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") under which 300,000 shares of Common Stock have been reserved for issuance. The Purchase Plan permits eligible employees to purchase Common Stock through periodic payroll deductions of up to 10% of their annual compensation. The Purchase Plan provides for two six-month offering periods during each calender year with the first offering period beginning on January 1 and ending on June 30, 1996 and the second offering period beginning on July 1 and ending on December 31. The initial offering period commenced upon the effectiveness of the Company's initial public offering. The price at which Common Stock is purchased under the Purchase Plan is equal to 85% of the lower of the fair value of the Common Stock at the beginning or end of each offering period.

              Awards under the Company's Profit Sharing Plan are at the discretion of the Board of Directors and are based on achieving targeted levels of profitability. The Company provided for awards of $517,000 and $2,800,000 for fiscal 1996 and 1994, respectively. No expense under the plan was incurred in fiscal 1995.

NOTE 9 RELATED PARTY TRANSACTIONS


         The Company leases its principal facility from Baytech Associates (Baytech) under an operating lease which expires in April 2001. Baytech is owned by two stockholders who hold an aggregate of 42% of the Company's Common Stock and who are also officers and directors of the Company. During fiscal 1996, 1995 and 1994, rent expense totaled $826,000, $816,000, and $792,000, respectively.


              Included in other current assets as of June 30, 1996 and 1995, are advances of $325,000 and $462,000, respectively, due from certain officers of the Company. These advances are non-interest bearing and are due on demand.

              The Company paid approximately $120,000 for consulting services to an outside director during fiscal 1996 and $149,000 and $105,000 for such services to two of its outside directors during fiscal 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 COMMITMENTS

         The Company leases its facilities under noncancelable operating lease agreements which expire through April 2001. The Company's principal facility lease (see Note 9) provides for lease payments based on the fair market value of comparable facilities, commencing in May 1999 through expiration of the lease in April 2001. The future minimum lease payments set forth below assume that the monthly lease payment for the Company's principal facility from May 1999 through April 2001 will not vary significantly from the present monthly lease payment.

              Future minimum lease payments under all noncancelable operating leases with terms in excess of one year are as follows (in thousands):

         Year ending June 30,
         1997                                       $   428
         1998                                           428
         1999                                           428
         2000                                           428
         2001                                           357
                                                    -------
         Total minimum lease payments               $ 2,069
                                                    =======

              Rent expense under all noncancelable operating leases totaled $906,000, $897,000 and $867,000 for fiscal 1996, 1995 and 1994, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS


         To the Board of Directors and Stockholders of Verilink Corporation

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Verilink Corporation and its subsidiary at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




         PRICE WATERHOUSE LLP

         San Jose, California
         July 19, 1996

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

Consolidated Statement of Operations Data:

                                                   YEAR ENDED JUNE 30,
                               ---------------------------------------------------------
                                   1996        1995        1994        1993         1992
----------------------------------------------------------------------------------------
Sales                          $ 41,608    $ 31,447    $ 36,533    $ 28,007     $ 30,696
Gross profit                     21,174      14,620      17,647      11,887       13,049
Income (loss) from
   operations                     3,232         347       2,869        (955)         137
Net income (loss)                 2,716         448       2,263      (1,390)          33
Net income (loss) per share    $   0.24    $   0.04    $   0.23    $  (0.16)    $   0.00
Shares used to compute
   net income (loss)
   per share                     11,367      10,676       9,900       8,579        8,649

Consolidated Balance Sheet Data:

                                                     JUNE 30,
                              ---------------------------------------------------
                                 1996       1995       1994       1993       1992
---------------------------------------------------------------------------------
Cash and cash equivalents     $40,542    $ 3,243    $ 6,161    $   931    $   358
Working capital                45,015      5,695      5,358      3,082      3,711
Total assets                   55,218     12,617     15,029     10,891     10,989
Long-term debt,
   net of current portion          --         --        172        329        488
Total stockholders' equity     47,234      7,433      6,988      4,737      6,195

QUARTERLY FINANCIAL DATA

                                         JUNE 30,   MAR. 31,   DEC. 31,  SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,  SEPT. 30,
                                            1996       1996       1995       1995       1995       1995       1994       1994
-----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Sales                                    $12,931    $10,533    $ 8,640    $ 9,505    $ 8,694    $ 7,554    $ 7,293    $ 7,906
Gross profit                               6,567      5,427      4,284      4,897      4,228      3,310      3,401      3,681
Income from operations                     1,479        711        293        750        202         45         55         45
Net income                                   952      1,105        196        463        241         66         68         73
Net income per share                     $  0.08    $  0.10    $  0.02    $  0.04    $  0.02    $  0.01    $  0.01    $  0.01
Shares used to compute
   net income per share                   12,122     11,496     11,011     10,837     10,807     10,832     10,831     10,232

COMMON STOCK PROFILE

The Company's common stock is traded on the NASDAQ National Market under the symbol VRLK. The high and low prices during the fourth quarter of fiscal 1996, beginning June 11, 1996 (the effective date of the Company's initial public offering) were $27.50 and $18.00, respectively.

CORPORATE INFORMATION


OFFICERS                                    DIRECTORS                                    TRANSFER AGENT

Leigh S. Belden                             Howard Oringer(1)                            The First National Bank of Boston
President and Chief Executive Officer       Chairman of the Board of Directors           c/o Boston EquiServe, L.P.
                                            Managing Director,                           Shareholder Services
Steven C. Taylor                            Communications Capital Group                 Mail Stop: 45-02-64
Chief Technical Officer                                                                  P.O. Box 644
                                            Leigh S. Belden                              Canton, MA 02102-0644
Thomas E. Clark                             President and Chief Executive Officer,       Tel: (617) 575-3120
Vice President, Engineering                 Verilink Corporation                         Web site address:
                                                                                         http://www.EquiServe.com
Timothy G. Conley                           David L. Lyon(1)
Vice President, Finance                     President,
Chief Financial Officer                     Pacific Communications Services, Inc.,       STOCKHOLDERS' MEETING
                                            a subsidiary of Cirrus Logic, Inc.
Grace T. Griffin                                                                         The annual meeting will be
Vice President, Human Resources             Steven C. Taylor                             held at 10:00 AM on Thursday,
                                            Chief Technical Officer,                     November 7, 1996 at Verilink
Robert F. Griffith                          Verilink Corporation                         headquarters, 145 Baytech Drive,
Vice President, Sales                                                                    San Jose, CA.
                                            (1) Member of Compensation and Audit
Edward C. Y. Ip                                 Committees
Vice President, Advanced Development                                                     INVESTOR RELATIONS

James G. Regel                              LEGAL COUNSEL                                For a copy of the Company's Form 10-K,
Vice President, Marketing                                                                additional copies of this report or other
                                            Morrison and Foerster LLP                    financial information, contact:
Henry L. Tinker                             Palo Alto, CA
Vice President, Operations                                                               Verilink Corporation
                                                                                         Investor Relations
                                            INDEPENDENT ACCOUNTANTS                      145 Baytech Drive
                                                                                         San Jose, CA 95134
                                            Price Waterhouse LLP                         Tel: (408) 945-1199
                                            San Jose, CA
                                                                                         Other corporate information is available on
                                                                                         Verilink's Internet web site at
                                            HEADQUARTERS                                 http://www.verilink.com

                                            Verilink Corporation
                                            145 Baytech Drive
                                            San Jose, CA 95134
                                            Tel: (408) 945-1199
                                            Fax: (408) 945-3823

                                [VERILINK LOGO]
                   145 Baytech Drive San Jose California 95134